February 16, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549

Attn: Ms. Kristin Shifflett

RE: Responses to Comments Submitted February 2, 2006
Adams Golf, Inc.
Annual Report on Form 10-K for the year ended December 31, 2004
File No. 000-24583

Gentlemen and Ladies:

The following are the responses of Adams Golf, Inc. (the "Company") to the comments of the Staff of the Securities and Exchange Commission set forth in the Staff's correspondence dated February 2, 2006.

Form 10-K for the year ended December 31, 2004

  Results of Operations, page 17

  Comment: We have reviewed your response to prior comment three and we agree that the expanded disclosures you propose to add will enhance your narrative discussion. However, we also note that the amount of your recorded annual provision approximately doubled in fiscal 2004. In view of this significant increase, please also tell us and disclose the specific factors that caused the increase. That is, tell us whether and how the mix of your customers, their financial circumstances or the aging analysis of your receivables changed during that particular fiscal period. To the extent practicable, please explain the specific business reasons responsible for the increase, including whether the increase relates primarily to the financial circumstances of a single customer or to the financial strength of the entire group of your customers.

  Response: At 12/31/03 the Company reduced its accounts receivable reserve balance from its 9/30/03 bad debt reserve balance by $275k for accounts that had been reserved for at the end of the third quarter and were physically written off in the fourth quarter of 2003. Had those write-offs not occurred, the ending 2003 reserve would have been $608k and the variance to the 2004 fiscal year ending accounts receivable reserve would not have been significant. There were no specific factors causing the change; the customers, as a normal course of business, were deemed unrecoverable during the fourth quarter of 2003 and accordingly were written off. There were nine customers written off in the fourth quarter 2003 that had balances greater than $10,000 but less than $41,000.

  General

  Comment: Per comment number four in our letter dated May 19, 2005, please advise on when the requested amendment will be filed, or if it has been completed already.

  Response: The Company filed the requested amendment on February 2, 2006.

  Form 10-Q for the quarter ended September 30, 2005

  General

  Comment: Refer to the reversal of the Faldo settlement costs in Note 3. Supplementally and in detail, please support your apparent conclusion that derecognition of the entire accrued liability is appropriate. Tell us whether Mr. Faldo agrees with your conclusion and whether he has legally released you from the obligation to make any additional payments under the contract and/or the related settlement agreement.

  Response: On August 25, 2001, the Company entered into a settlement contract between itself and Mr. Faldo which concluded the settlement of a dispute resulting from a breach of his initial May 1998 contract for failure to play our products. The settlement contract specified at least two conditions precedent to making future payments to Mr. Faldo: (i) he was required to play at least 7 PGA tour events each year and (ii) he was required to retain his PGA credentials.

  At the conclusion of the 2001 season, Mr. Faldo failed to play the minimum number of events in 2001 for PGA certification and forfeited his PGA Tour membership for 2002. Also, Mr. Faldo has not qualified for PGA Tour membership in any year since 2001. During the 2002 season, Mr. Faldo played 5 PGA tour events. The Company notified Mr. Faldo in early 2003 of his failure to meet the contract guidelines. Mr. Faldo did not reply to this notification. The Company then notified Mr. Faldo in early 2004 again of his failure to meet the contract requirements, and informed him that the Company would not be paying the $100,000 payment that was due under the contract to be paid 12/31/2003. Mr. Faldo also did not reply to this notification, and the Company did not pay the 12/31/03 payment that would have been due if the preconditions were satisfied by Mr. Faldo. Subsequently, because the preconditions for payment under the settlement were not met by Mr. Faldo, the Company did not pay the $100,000 payment that would have been due under the contract on 12/31/2004.

  The Company sent numerous correspondences to Mr. Faldo and gave him two years to meet the required conditions precedent to payment. Mr. Faldo has neither responded to our correspondence nor taken steps to so qualify. After consulting with internal legal counsel, the Company reversed the remaining accrual, as we concluded that Mr. Faldo's failure to meet the contract's conditions precedent to payment requirements since 2002 and his lack of response combined to eliminate the Company's liability for future payments. To date, Mr. Faldo has not responded to our inquiries or disclosures in public financial reports.

  General

  Comment: As a related matter, it appears that some of the accrued payments that you reversed may have been earned in prior periods by Mr. Faldo as a result of his having been in compliance with the contract at that time. For example, if a $500,000 payment was due to Mr. Faldo upon signing the settlement agreement, please explain why you expect him to forfeit this payment as the result of a later contractual default. Describe the exact nature of the default(s) and tell us the date(s) of occurrence. Explain how these defaults justified the reversal of each significant component of the accrual. Finally, tell us whether Mr. Faldo's interpretation of the contract terms is in complete agreement with yours. We may have further comments upon review of your response.

  Response: Adams Golf made a payment of $500,000 in August of 2001 at the execution of the settlement agreement, and then in July 2002 made another $500,000 payment, per the contract specifications. However, as described in our response to Question 4 above, due to Mr. Faldo's failure to meet the settlement agreement's required conditions precedent to additional payments, the Company did not make the December 31, 2003 and December 31, 2004 payments of $100,000 each. The remaining payments due according to the settlement agreement have future payment dates and, since Mr. Faldo has not qualified for PGA Tour membership and thus is unable to meet the settlement agreement requirements, the Company concluded, after consultation with internal legal counsel, that it had no further liability for future payments.

  And as discussed on the phone with Ms. Shifflett, we are not claiming that Mr. Faldo has to forfeit the $500,000 payment already made. We are simply asserting that do to the above stated facts, we have no liability for future payments.

  Condensed Consolidated Statements of Cash Flows

         Comment: We note your treatment of "Income from insurance recoveries" in the statement of cash flows. Please explain why the amount of the           settlement has been recorded as a reduction in cash flows from operations and included as an increase in cash flows from investing activities. It           would appear that the inclusion of that amount in cash flows from operations, by way of its aggregation into net income, would be the appropriate           treatment, based on the guidance in paragraph 22c of SFAS 95. Please tell us how you have considered this guidance, or any other literature that           you have relied upon, to conclude that this amount should be treated as a cash flow from investing activities or change your statement of cash           flows to include this amount as an operating activity.

          Response: The Company examined a selection of other companies that it determined would be a peer group (defined as those public companies that had           received similar insurance settlements) and found that the peer group, in general, reported the receipt of insurance proceeds as an investing activity.           The sample of peer group members that we reviewed included, but were not limited to, Paxson Communications and Publicard, Inc. The Company believes           that its investment in insurance policies protects it against unforeseen risk, and thus the receipt of the insurance proceeds was an investing event.

In addition, the Company acknowledges that:

    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any follow up commentary regarding the Company's responses to the comments listed above, please provide additional correspondence to the undersigned at your earliest convenience.

Sincerely,

ADAMS GOLF, INC.

By: /S/ ERIC T. LOGAN
Eric T. Logan
Chief Financial Officer